

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 22, 2011

Via E-mail
Edmund DiSanto
General Counsel
American Tower REIT, Inc.
116 Huntington Avenue
Boston, MA 02116

> **Re: American Tower REIT, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed July 18, 2011**
> **File No. 333-174684**

Dear Mr. DiSanto:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Business, page 47

1.   We note your revised disclosure in response to comment 7 in our letter dated June 30, 2011. Please provide a further breakdown of geographic concentration within the US, or advise us why you do not believe geographic concentrations are material to evaluating your business.

Pro Forma Financial Information

Notes to Unaudited Pro Forma Consolidated Financial Statements

(A) Special E&P Distributions, page 61

2.   We have considered your response to our prior comment 8. We note in your response

that your E&P distribution adjustment is an estimate based on forecasted data. As such, we remain unclear how this adjustment meets the factually supportable criteria of Rule 11-02(b)(6) of Regulation S-X. Please explain to us in greater detail how you determined this adjustment is factually supportable or adjust your pro forma financial statements accordingly.

(D) Deferred Taxes, page 62

3.   We have considered your response to our prior comment 9. We note that approximately 82% of your adjustment is comprised of "items not currently deductable and other". Please expand your disclosure to separately disclose the major items included within this line item.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 69

4.   We note your revised disclosure in response to comment 10 in our letter dated June 30, 2011. With a view to disclosure, please tell us if there is a quantitative metric management uses to measure the revenue growth potential at existing towers from an increase in the amount of space leased. Put another way, is there a measure analogous to occupancy for cell towers?

Taxation as a REIT, page 119

5.   We note that counsel's draft Exhibit 8.1 tax opinion incorporates the disclosure within this section. Please revise the first sentence of the second paragraph to state that the paragraph is counsel's opinion, rather than stating that counsel has provided you with an opinion. Alternatively, please include the REIT opinion directly in Exhibit 8.1.

Draft Exhibit 8.1

6.   We note the last paragraph of the draft opinion which states that the opinions are intended solely for the benefit and use of the American Tower Corporation and ATRI. This limitation on reliance is not appropriate because investors must be able to rely on the opinion. Please provide a revised opinion that omits this limitation on reliance.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Robert Telewicz (202) 551-3438 or Kevin Woody at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Adam F. Turk at (202) 551-3657 or me at (202) 551-3852 with any other questions.

Sincerely,

/s/ Michael McTiernan

Michael McTiernan
Assistant Director

cc: Gilbert G. Menna
        Goodwin Procter LLP
        Via E-mail